Exhibit 4.13

June 3, 2022

Deborah R. Greenberg

Via email: [Redacted]

Dear Deborah

Re: Employment Agreement

We are pleased to offer you full time-permanent employment with, Draganfly Innovations Inc. (the “Company”) on the terms set out in this letter agreement (the “Agreement”).

The specific terms of your employment under this Agreement are as follows:

Employment and Duties

The term of your employment shall commence no later than July 4th 2022 and shall continue indefinitely until your employment is terminated in accordance with the terms of this Agreement.

You will be employed as the Chief Legal Officer. You shall be expected to carry out all duties and responsibilities assigned to you by management of the Company which are reasonably associated with your position.

You shall perform your work for the Company from your home in [Redacted] or at another location that may be mutually agreed to between you and the Company. It is acknowledged and agreed that you will not be required to relocate without your consent.

Base Salary

Your base salary will be $275,000 per annum, less deductions and withholdings required or authorized by law, payable bi-weekly. Payment from the Company will be made by direct deposit to your designated bank account.

It is acknowledged that the Company is currently undergoing a salary review process and that your salary will be subject to the review and will be adjusted, if required, in the fall of 2022, along with any other positive changes that may be made to the compensation for the executive team.

In addition to the above annual salary, you shall be eligible to earn a discretionary annual performance bonus targeted at 85% of your base salary that is in effect at the time of the payment of the bonus (the “Performance Bonus”).

The Performance Bonus shall be based upon the achievement of certain financial and/or operating objectives that will developed in consultation with the CEO within [30] days of your Start Date and then annually thereafter at the outset of each year, or as soon as practicable thereafter.

For greater certainty, you shall be eligible to receive a pro-rated Performance Bonus for the remainder of the 2022 calendar year, based on the agreed upon criterion.

The Company shall pay you the Performance Bonus, if any, within the thirty (30) days following the end of the calendar year period to which it applies. You understand and agree that payment of a Performance Bonus should not be considered to be expected compensation and the payment of a Performance Bonus in any one or successive years shall not create an entitlement to a Performance Bonus in any subsequent year.

For clarity, in the event that your employment ends due to a termination for Just Cause or a Resignation Without Good Reason, you have no entitlement to any further Performance Bonus and no entitlement to claim damages in lieu of any further Performance Bonus.

RSU Options

Upon Board approval, which is expected to occur no later than 60 days post execution hereof, you will receive a grant of Restricted Share Units (RSUs) equal to 75% of your base salary.

Thereafter, on an annual basis and in accordance with the Company’s Employee Stock Option Plan will be eligible to receive further grants of RSUs equal to no less than 75% of your base salary in effect on the date of the future grants.

The RSUs will be subject to the terms and conditions of the Company’s Employee Stock Option Plan. For greater certainty and notwithstanding anything to the contrary, the RSUs will vest over a period of 18 months, with one third (33%) of the RSUs vesting every 6 months’ time, from the date of each grant.

Benefits and Perquisites

You will be entitled to participate in the Company’s group benefit plan from the commencement of your employment. The Company reserves the right to alter or vary the terms of the Company’s group benefit plan in its sole discretion, so long as you are not left with materially less valuable benefits.

The Company will pay for or reimburse the costs of your annual professional fees and legal insurance fees required to be procured in the course of your employment duties with the Company.

The Company will provide you with a reasonable annual allowance to attend legal industry conferences and/or have memberships in relevant legal industry groups, subject to approval from the Company’s CEO.

You will be provided with a Laptop computer and/or Tablet to allow you to conduct the Company’s business.

You will also be entitled to participate in any other form of executive benefit and/or perquisite that other executives of the Company are currently entitled to or may become eligible for or entitled to.

Vacation

You will be entitled to 5 weeks’ paid vacation per calendar year which may be taken at times acceptable to and approved by the Company in advance. Vacation should be taken during the calendar year in which it is earned. A maximum of five (5) unused vacation days may be carried over into the subsequent year and must then be used by March 31st of that year, Upon the cessation of your employment, however caused and regardless of the reasons therefore, you will be paid all accrued but unpaid vacation pay.

Expenses

The Company will pay for or reimburse you for all reasonable and approved business expenses associated with the performance of your responsibilities, upon presentation of expense statements, invoices and receipts or such other supporting documentation as the Company may reasonably require.

Duties and Responsibilities

Chief Legal Officer

●	Provide expert and strategic legal advice to management
●	Set internal governance policies and manage the impact of external factors
●	Evaluate and weigh multiple inputs and impacts of any decision or course of action
●	Anticipate issues and estimate risks strategically
●	Identify proactive solutions that will eliminate or mitigate risks
●	Base your decision-making process on ethics and integrity
●	Create associations of trust and respect with key stakeholders
●	Deal with external parties (regulators, external counsel, politicians, clients)
●	Attract, develop, direct, motivate and drive performance from team
●	Draft agreements that minimize risks and maximize legal rights
●	Assist with the preparation or review of continuous disclosure documents required by applicable securities laws
●	Advise on debt and equity financing terms and structure
●	Manage stock exchange reporting and compliance requirements
●	Manage correspondence with regulatory agencies
●	Deal with complex, significant matters that cut across legal and related areas
●	Keep abreast of legislative changes

Termination of Employment

Just Cause

The Company may terminate your employment at any time for just cause, as contemplated by applicable law without payment of any compensation, except for payment of accrued wages and accrued vacation, through the date of termination of employment.

Termination Without Cause

The Company may terminate your employment Without Cause upon the provision of the following payments and terms:

a.	A payment on account of any accrued and unpaid wages, vacation pay and reimbursable expenses up to and including the date of termination;

b.	A retiring allowance payment equal to:

i.	4 months of your base salary in effect as of the date of termination if you are terminated within less than 6 months from your start date;

ii.	9 months of your base salary if you are terminated between 6 months and less than 12 months from your start date;

iii.	12 months of your base salary if you are terminated as of 12 months from your start date, which allowance shall increase by one additional month’s pay for each full year of employment following your first 12 months of service, up to a maximum of 24 months’ pay.

c.	A payment on account of your Performance Bonus pro-rated for the number of months set out in paragraph (b) above, which shall be calculated based upon the greater of (a) your targeted annual Performance Bonus; or (b) the annual average of the actual Performance Bonuses paid to you in the two-year period prior to the termination date;

d.	A payment on account of your Performance Bonus, from the outset of the calendar year of your termination to the date of your termination, which shall be calculated based upon your targeted Performance Bonus in effect at the time;

e.	A payment in the amount of 10% of the retiring allowance set out at item (b) above, in lieu of all other benefits and perquisites that you receive pursuant to this Agreement; and

f.	With respect to any unvested RSUs held by you as of the date of a termination Without Cause, and notwithstanding anything to the contrary in any other plan or agreement, your unvested RSUs will continue to vest for the period of time represented in item (b) above.

Resignation For Good Reason

If there is an event or series of events that constitute Good Reason pursuant to this section, you shall have the right to terminate this Agreement and resign from your employment with the Company. In order to resign for Good Reason, you must provide written notice to the Company’s Chief Executive Officer, within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event (“Cure Period”), and if such event is not reasonably cured within such period, you must resign from all positions that you then hold with the Company not later than 30 days after the expiration of the Cure Period.

For the purposes of this section, “Good Reason” shall mean any of the following, unless you have given your express written consent thereto:

a.	Changed Duties or Status. The assignment to you of any duties materially inconsistent with your role as Chief Legal Officer of the Company or a material diminution in the nature or status of your responsibilities or duties;

b.	Changed Reporting Relationships. The material diminution of your duties, responsibilities, powers or authorities, including the assignment of any duties and responsibilities materially inconsistent with your position of Chief Legal Officer, provided that Good Reason shall not exist under this clause if such diminution of authority, duties and responsibilities is a result of the hiring of additional subordinates to assume some of your duties and responsibilities which are in fact, in the aggregate from time to time, not a material diminution of such authority, duties and responsibilities as Chief Legal Officer;

c.	Reduced Compensation. Any reduction in your base salary or any other form of material reduction to any other term of your compensation or perquisites, excluding any variations in the Performance Bonus that are based that are based upon yours or the Company’s performance, but shall include the Company’s failure to award or assess your Performance Bonus through an objectively fair and identifiable process

d.	Breach of Contract. Any material breach by the Company of its duties or obligations to you under this Agreement that resulted or may result in material harm to you; or

e.	Relocation. The Company’s requiring you to be based anywhere other than in Montreal, Quebec without your consent, except for required travel on the Company’s business to an extent substantially consistent with your business travel obligations in the ordinary course of business.

For greater certainty, these provisions shall prevail over any conflicting language found elsewhere in the Agreement.

In the event that you terminate your employment for Good Reason, the Company shall provide you with the compensation and benefits required in the event of a termination Without Cause.

Termination Without Cause or Resignation for Good Reason Following a Change of Control

If your employment is terminated Without Cause or for Good Reason, in either case, in the twelve (12) month period following a Change of Control, as defined below, the Severance Payment shall become 18 months of your base salary and the greater of (a) your targeted annual Performance Bonus multiplied by 1.5; or (b) the average of the actual Performance Bonuses paid to you in the two year period prior to the termination date, multiplied by 1.5.

For the purposes of this Agreement a “Change of Control” means:

a.	the sale by the Company of all or substantially all of its assets;

b.	the acceptance by the shareholders of the Company, representing in the aggregate fifty percent (50%) or more of all of the issued Common Shares in the capital of the Company (collectively, the “Shares”), of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting issuer following such effective date;

c.	the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person’s then-owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights) fifty percent (50%) or more of the combined voting rights attached to the then-outstanding Shares;

d.	the entering into of any agreement by the Company to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another company; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting issuer following such effective date;

e.	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such rearrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement); or

f.	the circumstance in which individuals who were members of the Board immediately prior to a meeting of the shareholders of the Company involving a contest for the election of directors no longer constitute a majority of the Board following such election.

Full and Final Entitlement upon Termination of this Agreement

The payments and terms set forth above are inclusive of the minimum notice of termination or pay in lieu thereof (along with, in either case, the continuation of benefits in accordance with applicable law), and notice of termination (if applicable), all in accordance with applicable law.

For greater certainty, you will not be entitled to any further notice or payments on termination than that which is set out in the aforementioned paragraphs and you explicitly waive your right to any civil law entitlements.

The termination entitlements described above shall continue to be in effect for the duration of your employment unless otherwise amended in writing and signed by both you and the Company. You acknowledge and agree that the termination provisions in this Agreement are reasonable and constitute full and adequate notice and/or compensation to you with respect to the termination of your employment. You therefore understand and agree that upon lawful termination of your employment in compliance with the above termination provisions, you will have no right to claim further notice, pay in lieu of notice, damages, severance pay, reinstatement, benefits, or any other compensation from the Company, whether under contract, statute, common law or otherwise.

Resignation Without Good Reason

You may resign from your employment at any time by providing the Company with four weeks’ written notice. The Company may, at its sole discretion, require that you not attend at work for the balance of the resignation notice period, provided that the Company continues to pay any amounts that you would have earned and maintains your participation in the benefit plans and programs in which you then participate for this notice of resignation period.

Employee Personal Information

By accepting employment with the Company, you consent to the collection of your personal information from such sources as your application, resume and any subsequent information provided by you in the employment context and you agree to the use of this information for purposes related to your employment. You certify that this personal information provided is true and complete. You also agree that we may disclose your personal information either within the Company or externally as required to process benefits, payroll, maintain required compliance activities and licensing.

Professionalism

During your employment with the Company, you agree that you will act at all times in a professional and honest manner. You will not work, directly or indirectly, on your own behalf or for any other individual, corporation, partnership, unincorporated organization, governmental agency or other entity which, in the reasonable opinion of the Company, may give rise to a conflict of interest.

Confidential Information

In this Agreement, “Confidential Information” includes, without limitation, confidential information of the Company, including information developed or contributed by you while in the employment of the Company, relating to such things as business operations, computer programs and associated procedures and systems, parts information, accounting and statistical data and records, pricing and discount practices, other financial information, market studies, sources of supply, special programs relating to sales, training, products and equipment, and any other matters related to the business of the Company which are not commonly known in the public domain.

Except as authorized in writing by the Company, you agree to treat all Confidential Information which you receive or acquire during the course of your employment with the Company on a strictly confidential basis and hold the same solely for the benefit of the Company both during and subsequent to your employment and you will not declare or use, give, loan, sell or otherwise dispose of or make available to any person, firm or corporation, directly or indirectly, any such Confidential Information either during or subsequent to your employment with the Company except as required in the performance of your duties under this Agreement.

Employee Policies and Procedures

You will be required to comply with the Company policies, as they are amended from time to time, which may be communicated by way of manuals, memoranda or via electronic means.

Directors and Officers Liability Insurance and Indemnification over Claims

During and after the term of your employment, the Company shall:

a.	in addition to any protection under the organizational documents of the Company, maintain for your benefit directors and officer’s liability insurance at levels equivalent to that provided to other senior executives; and

a.	indemnify and hold you harmless to the fullest extent permitted by applicable law with regard to any action or inaction you may take as an officer, director or employee of the Company or its affiliates or as a fiduciary of any benefit plan of the Company or any affiliate, subject to any limitations on such indemnification imposed by applicable law.

This Article shall survive any termination of your employment.

Additional Terms

This Agreement constitutes the entire agreement between you and the Company relating to your employment relationship and supersedes any prior, contemporaneous, or subsequent statements, representations, warranties, understandings, or inducements of any kind, whether oral or written.

The terms of this Agreement shall remain in effect throughout your employment with the Company, notwithstanding any changes to your title, position, duties, responsibilities, salary or compensation.

You represent that, except as disclosed in writing to the Company, you are not bound by the terms of any agreement with any previous employer or other party to refrain from competing, directly or indirectly, with the business of such previous employer or any other party. You further represent that your performance of all the terms of this Agreement as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by you in confidence or in trust prior to your employment with the Company. You will not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

You agree that all restrictions contained in this Agreement are reasonable and valid and you hereby waive any and all defenses to their strict enforcement by the Company.

You agree that you have been afforded the opportunity to read this Agreement, and to obtain independent legal advice prior to signing it.

Nothing in this Agreement is intended to contract out of your minimum entitlements under applicable law. In the event that applicable law provides you with superior entitlements than provided for in this Agreement, the Company shall provide you with your minimum legal entitlements in substitution for your rights under this Agreement.

All paragraphs and covenants contained in this Agreement are severable, and in the event that any of them shall be held to be invalid, unenforceable or void by a court of a competent jurisdiction, such paragraphs or covenants shall be severed, and the remainder of this Agreement shall remain in full force and effect.

This Agreement is personal to you and may not be assigned in any way by you without the prior written consent of the Company. The Company may assign its rights and obligations under this Agreement to any successor or affiliated entity.

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

If you have any questions respecting any of these terms, please contact the undersigned immediately.

Please acknowledge your receipt and review of this Agreement and your acceptance of the terms and conditions of your employment with the Company by signing one copy below and returning it to Cameron Chell via HelloSign on or before 4:00 pm PST Pacific time prior to June 6th, 2022.

We are pleased to offer you this opportunity and we look forward to receiving your acceptance of our offer. We look forward to having you join the team.

Sincerely,

Cameron Chell

CEO

Draganfly Innovations Inc.

I have read, understood and hereby accept the foregoing offer. I acknowledge that I have been provided with an opportunity to seek independent legal advice before indicating my acceptance of this offer by my signature below.

In signing below, I further acknowledge having requested that this Agreement and all ancillary documents be drafted solely in English. En signant ci-dessous, je reconnais également avoir demandé que la présente entente ainsi que tout document y afférent soient rédigés en anglais seulement.

“/s/ Deborah Greenberg”
Deborah R. Greenberg	Date